                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                          VIMRX PHARMACEUTICALS INC.
           --------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   927186106
           --------------------------------------------------------
                                 (CUSIP Number)

                            J. Patrick Fitzsimmons
                              One Baxter Parkway
                              Deerfield, IL 60015
                           Telephone: (847) 948-3781

           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 17, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  3  Pages
                                        ---


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CUSIP No. 927186106                 13D                 Page  2  of  3  Pages
          ---------                                            ---    ---

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 (1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
     (Entities Only)

     BAXTER INTERNATIONAL INC
     I.R.S. Identification Number: 36-0781620
     BAXTER HEALTHCARE CORPORATION
     I.R.S. Identification Number: 36-2604143
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 (2) Check the Appropriate Box if a Member     (a)  [ ]
     of a Group (See Instructions)             (b)  [ ]
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 (3) SEC Use Only

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 (4) Source of Funds (See Instructions)
     WC
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization
     DELAWARE
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Number of Shares              (7) Sole Voting Power
 Beneficially Owned               -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  11,000,000
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  -0-
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  11,000,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     11,000,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
     (See Instructions)
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     16.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     CO
-------------------------------------------------------------------------------


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                                                          Page  3  of  3  Pages
                                                               ---    ---

This Schedule 13D relates to the holdings of Baxter Healthcare Corporation, a Delaware corporation ("Purchaser"), of 11,000,000 shares (the "Shares") of common stock, $0.001 par value per share ("Common Stock"), of VIMRX Pharmaceuticals Inc., a Delaware corporation (the "Company").

ITEM 1.  SECURITY AND ISSUER

This statement relates to the Common Stock of the Company. The address of the principal executive offices of the Company is:

                             2571 Centerville Road
                                   Suite 210
                          Wilmington, Delaware 19808
                           Telephone: (302) 998-1734


ITEM 2.  IDENTITY AND BACKGROUND

This statement is being filed by Purchaser and Baxter International Inc., a Delaware corporation and the owner of 100% of the capital stock of Purchaser (the "Parent"). The principal executive offices of Purchaser and Parent are located at One Baxter Parkway, Deerfield, Illinois, 60015. Purchaser and Parent are engaged in the worldwide development, distribution and manufacture of a diversified line of products, systems and services used primarily in the healthcare field.

Neither Parent nor Purchaser, nor, to the best of the knowledge of Parent and Purchaser, any director or executive officer of Parent or Purchaser, has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Purchaser received the funds necessary to purchase the Shares from Parent. Parent transferred such funds to Purchaser from Parent's working capital.


ITEM 4.  PURPOSE OF TRANSACTION

Pursuant to an asset purchase agreement dated October 10, 1997 (the "Asset Purchase Agreement"), the Company acquired the assets of Purchaser's Immunotherapy Division in exchange for common and preferred stock of the Company, including the 11,000,000 shares of Common Stock. The assets acquired by the Company are held by a new subsidiary of the Company, jointly owned by the Company and Purchaser. The preferred shares of the Company acquired by Purchaser are convertible into Common Stock (i) at the option of Purchaser, at any time after 18 months after the date of issuance and (ii) automatically upon the occurrence of certain specified events. Other than as described above, neither Purchaser nor Parent has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although each reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Except as set forth above, neither Purchaser, Parent, nor, to the best of the knowledge of Purchaser and Parent, any director or executive officer of Purchaser or Parent beneficially owns any other shares of Common Stock of the Company.

   (a) Purchaser and Parent each beneficially own an aggregate of 11,000,000 shares of Common Stock, which constitute approximately 16.5% of the total number of outstanding shares of Common Stock of the Company.

   (b) Purchaser and Parent share the power to vote and dispose of the Shares.

   (c) Pursuant to the Asset Purchase Agreement, Purchaser and Parent acquired 11,000,000 shares of Common Stock on December 17, 1997.

   (d) Not applicable

   (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth above, to the best knowledge of Purchaser and Parent, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 above, or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT 7.1 Asset Purchase Agreement dated October 10, 1997 by and among the Company, Purchaser and BIT Acquisition Corp. (incorporated by reference to Annex A of the Proxy Statement contained in the
             Schedule 14-A filed by the Company (Commission File No. 000-28124) on November 6, 1997.


                                  SIGNATURE

    After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned corporations certifies that the information set forth in this statement is true, complete and correct.


DATE: December 23, 1997


                                       BAXTER HEALTHCARE CORPORATION


                                       By: /s/ J. Patrick Fitzsimmons
                                           -------------------------------------
                                           Assistant Secretary



                                       BAXTER INTERNATIONAL INC.

                                       By: /s/ Jan Stern Reed
                                           -------------------------------------
                                           Assistant Secretary